UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed

Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.     )*

MANCHESTER UNITED PLC

(Name of Issuer)

Class A ordinary shares, par value $0.0005 per share

(Title of Class of Securities)

G5784H106

(CUSIP Number)

c/o Manchester United plc

Old Trafford

Manchester M16 0RA

United Kingdom

+44 (0) 161 868 8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 23, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G5784H106		13D

1	Names of Reporting Persons Darcie S. Glazer Irrevocable Exempt Trust

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,500,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,500,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,500,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 8.1%

14	Type of Reporting Person OO

CUSIP No. G5784H106		13D

1	Names of Reporting Persons Darcie S. Glazer

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,500,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,500,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,500,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 8.1%

14	Type of Reporting Person IN

CUSIP No. G5784H106	13D

ITEM 1.                   Security and Issuer

This statement on Schedule 13D (“Schedule 13D”) relates to the Class A ordinary shares, par value $0.0005 per share (the “Class A ordinary shares”) of Manchester United plc, a Cayman Islands company (the “Issuer”), whose principal executive offices are located at Sir Matt Busby Way, Old Trafford, Manchester, England, M16 0RA.

ITEM 2.                   Identity and Background

This statement is being filed by Darcie S. Glazer Irrevocable Exempt Trust (the “Trust”) and Darcie S. Glazer (the “Trustee” and, together with the Trust, the “Reporting Persons”).  The Trust is organized in the State of Nevada.  The Trustee is a citizen of the United States of America and is the trustee of the Trust.

The business address for each of the Reporting Persons is c/o Manchester United plc, Sir Matt Busby Way, Old Trafford, Manchester, England, M16 0RA.

The present principal occupation of the Trustee is Director of the Issuer and co-President of the Glazer Family Foundation.

During the past five years, neither of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.                   Source and Amount of Funds or Other Consideration

On August 23, 2013, Red Football Limited Partnership, a Nevada limited partnership (“Red Football LP”), assigned 3,500,000 Class B ordinary shares of the Issuer (the “Ordinary Shares”) to the Trust pursuant to an assignment of shares dated August 23, 2013 (the “Assignment of Shares”).  No consideration was paid by the Trust for the Ordinary Shares.

ITEM 4.                   Purpose of Transaction

On August 23, 2013, Red Football LP assigned the Ordinary Shares to the Trust pursuant to the Assignment of Shares.

The Trust has acquired the Ordinary Shares for investment purposes.  The Trust may seek to sell the Ordinary Shares in the ordinary course of business.  Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire, retain or sell all or a portion of the Ordinary Shares in the open market or in privately negotiated transactions.  Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Ordinary Shares; general market and economic conditions; ongoing evaluation of the Issuer’s business,

CUSIP No. G5784H106	13D

financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The description of the Assignment of Shares does not purport to be complete and is qualified in its entirety by reference to the full text of the Assignment of Shares which is filed as an exhibit to this Schedule 13D, and is incorporated herein by reference.

Except as set forth above, the Reporting Persons have no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.                   Interest in Securities of the Issuer

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number and percentage of Class A ordinary shares beneficially owned by each of the Reporting Persons, as well as the number of Class A ordinary shares as to which each Reporting Person has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of as of the date hereof.

Reporting Person	Amount beneficially owned(1)	Percent of class(2)	Sole power to vote or direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Darcie S. Glazer Irrevocable Exempt Trust	3,500,000	8.1%	0	3,500,000	0	3,500,000
Darcie S. Glazer	3,500,000	8.1%	0	3,500,000	0	3,500,000

(1)                  The Trust is the record holder of 3,500,000 Class B ordinary shares, which are convertible on a one-for-one basis into Class A ordinary shares at any time at the option of the holder.

(2)                     Based on 39,812,443 Class A ordinary shares outstanding as of August 15, 2013, and assumes conversion of the Class B ordinary shares held by the Reporting Persons.

(c)

Except as reported in Item 4 above, during the past 60 days neither of the Reporting Persons has effected any transactions in the Class A ordinary shares of the Issuer.

(d)

None.

CUSIP No. G5784H106	13D

ITEM 6.                   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 4 above summarizes certain provisions of the Assignment of Shares and is incorporated herein by reference.  A copy of the Assignment of Shares is attached as an exhibit to this Schedule 13D, and is incorporated herein by reference.

Except as set forth herein, neither of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. G5784H106	13D

Item 7.     Materials to be Filed as Exhibits

Exhibit Number	Description
1	Joint Filing Agreement.
2	Assignment of Shares dated August 23, 2013.

CUSIP No. G5784H106	13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:      August 23, 2013

Darcie S. Glazer Irrevocable Exempt Trust

by:	/s/ Darcie S. Glazer
Name:	Darcie S. Glazer
Title:	Trustee

Darcie S. Glazer

by:	/s/ Darcie S. Glazer
Name:	Darcie S. Glazer

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other on behalf of each of them of such a statement on Schedule 13D with respect to the Class A ordinary shares of Manchester United plc beneficially owned by each of them. This Joint Filing Agreement shall be included as an Exhibit to such Schedule 13D.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the 23rd day of August, 2013.

Darcie S. Glazer Irrevocable Exempt Trust

by:	/s/ Darcie S. Glazer
Name:	Darcie S. Glazer
Title:	Trustee

Darcie S. Glazer

by:	/s/ Darcie S. Glazer
Name:	Darcie S. Glazer

Exhibit 2

ASSIGNMENT OF SHARES

(Darcie S. Glazer Irrevocable Exempt Trust)

This Assignment of Shares is made effective as of August 23, 2013 (the “Effective Date”), by and between Red Football Limited Partnership, a Nevada limited partnership (the “Assignor”) and Darcie S. Glazer Irrevocable Exempt Trust (the “Assignee”).

WHEREAS, Assignor desires to assign 3,500,000 Class B shares of Manchester United plc (the “Assigned Shares”) to Assignee, and Assignee desires to accept such assignment.

NOW THEREFORE, in consideration of the mutual covenants herein contained, the parties agree as follows:

1.                                      Assignor hereby assigns the Assigned Shares to Assignee, effective as of the Effective Date, and Assignee hereby accepts such assignment.

IN WITNESS WHEREOF, the parties have duly executed this Assignment of Shares as of the Effective Date.

ASSIGNOR

Red Football Limited Partnership

Red Football General Partner, Inc., its Managing Partner

By:	/s/ Joel M. Glazer
Joel M. Glazer
President

ASSIGNEE

Darcie S. Glazer Irrevocable Exempt Trust

By:	/s/ Darcie S. Glazer
Darcie S. Glazer
Trustee